EXHIBIT (a)(1)(O)

Q52	If I accept the Amendment and Acceleration Offer, will my options be automatically exercised?

A52	No, this will not happen. If you elect to accept the Amendment and Acceleration Offer, your options will become vested and you will have the right to exercise these options early, if you desire. You do not have any obligation at all to utilize this right to exercise early – it is at your discretion. If you determine at some future date that you want to utilize the acceleration provisions of the Amended Option Agreement, then you can exercise these options before the original vesting date and sell enough of the shares necessary to cover the exercise price, brokerage fees and taxes due at the time of the exercise.

Q53	What happens if I accelerate my options and leave the Company before the options would have become exercisable under the original terms.

A53	If you elect to accept the Amendment and Acceleration Offer, you could, if you desire, exercise your Amended and Accelerated Options at the time you leave the Company or within 90 days after you leave. If you decide to exercise, you may sell enough of the shares necessary to cover the exercise price, brokerage fees and income taxes. Remaining shares will then be issued to you, using stock certificates bearing a restrictive legend indicating that the shares cannot be sold until a date that would coincide with the original vesting date of the options.

Q54	If I elect to accept the Amendment and Acceleration Offer, may I exercise the Amended and Accelerated options immediately?

A54	If the Company accepts your election, you will receive amended and accelerated options on the Amendment and Acceleration Date (which is expected to be September 16, 2005, or a later date if we extend the Offer). These options are vested and immediately exercisable. If you decide to exercise, you may sell enough of the shares necessary to cover the exercise price, brokerage fees and income taxes. Remaining shares will then be issued to you, using stock certificates bearing a restrictive legend indicating that the shares cannot be sold until a date that would coincide with the original vesting date of the options.

Q55	If I exercise Amended and Accelerated Options prior to the original vesting date of the options, how are the costs calculated to determine how many shares I may sell?

A55	For purposes of determining how much of the stock can be sold, we will use the actual exercise price, plus taxes at 40% of the gain (market value, less exercise price) plus the actual brokerage fees. Remaining shares will then be issued to you, using stock certificates bearing a restrictive legend indicating that the shares cannot be sold until a date that would coincide with the original vesting date of the options.

Q56	How do I elect a “cashless” exercise of Amended and Accelerated Options prior to their original vesting date?

A56	The process for a “cashless” exercise of Amended and Acceleration Options is similar to the “cashless” exercise of other options. If you choose a “cashless” exercise of your Amended and Accelerated Options, a broker will sell enough shares to cover the exercise price and brokerage fee. At the time of exercise, you may also elect to sell enough shares to cover the taxes due based on 40% of your gain.

Q57	Am I required to elect a “cashless” exercise of Amended and Accelerated Options?

A57	No, you are not required to elect a “cashless” exercise of Amended and Accelerated Options. The alternative is that you must pay in cash the exercise price and brokerage fees, and any required taxes or withholding.

Q58	Will the exercise of Amended and Accelerated Options be reported on my W-2?

A58	If you exercise Amended and Accelerated Options that are incentive stock options (ISOs) and do not sell the resulting shares for the minimum holding periods, the exercise of ISOs will not be reported on your W-2. If you elect a “cashless” exercise or exercise non-qualified options, the transaction will be reported on your W-2.

Q59	If I have Accelerated and Amended Options with different grant dates and exercise prices, may I choose which grants are exercised and sold to cover the exercise costs?

A59	You may choose to exercise any Accelerated and Amended Option grant. However, the amount needed to cover the exercise price, brokerage fees and income taxes will be calculated by individual option grant. The controlling principle is that shares sold from the exercise of an individual grant will be use to cover the costs associated with the exercise of that grant.

Q60	If I exercise Accelerated and Amended Options and sell shares to cover the exercise costs, do the sale restrictions on the remaining shares lapse based on the percentage rate or quantity rate of the original options?

A60	The sale restrictions would lapse at the percentage rate based on the vesting schedule of the original options.

For example:

Of an original grant of 1,000 options, 750 unvested options are amended and accelerated. These options would have vested over the next three years at a rate of 250 options per year. The Amended and Accelerated Options are exercised and 450 options are sold to cover exercise costs. The remaining 300 options are issued using stock certificates with a restrictive legend. The restrictions would expire at a rate of 100 options per year over the next three years, rather than at 250 in the first year and 50 in the second year.